UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number 001-35463
Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
Mariano Balaguer	William J. Coote
VP, Chief Financial Officer
(914) 345-9001	(914) 345-9001
Mariano.Balaguer@taro.com	William.Coote@taro.com

TARO ANNOUNCES SALE OF U.S. RIGHTS TO KEVEYIS® TO STRONGBRIDGE BIOPHARMA plc

Hawthorne, NY, December 23, 2016 – Taro Pharmaceutical Industries Ltd. (NYSE: TARO) ("Taro" or the "Company") today announced the sale of U.S. rights to Keveyis® (dichlorphenamide) to Strongbridge Biopharma plc (Strongbridge), a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet need.  Keveyis was approved by the U.S. Food and Drug Administration (the "FDA") in August 2015 to treat primary hyperkalemic and hypokalemic periodic paralysis, a group of rare hereditary disorders that cause episodes of muscle weakness or paralysis.  Keveyis has orphan designation status through August 2022.
Under the terms of the purchase agreement, Strongbridge will provide Taro with upfront and deferred payments of $8.5 million in two installments; Taro is also eligible to receive additional future payments upon the achievement of certain sales unit milestones.  Strongbridge expects to commercially launch Keveyis in the U.S. in April 2017.  Taro has agreed to continue to manufacture Keveyis for Strongbridge, under an exclusive supply agreement at least for the period of Keveyis orphan exclusivity, subject to certain commercial terms and conditions, including minimum supply purchases.

"We are proud of our work in making Keveyis the first FDA-approved treatment option for people living with primary periodic paralysis," said Kal Sundaram, Chief Executive Officer of Taro.  "In maintaining our commitment to patients, we have selected a partner in this sale with the expertise to reach the patients and physicians needed to improve patient outcomes and deepen understanding of the disease."

Since ceasing commercialization in May 2016, Taro has been supplying Keveyis to patients through a compassionate use program.  Strongbridge is committed to continuing this program through the expected launch in April 2017, and is committed to working with existing U.S. Keveyis patients to ensure continuity of treatment.  Keveyis patients may call 1-844-KEVEYIS for more information.

Taro Pharmaceutical Industries Ltd.

INDICATION
Keveyis is indicated for the treatment of primary hyperkalemic periodic paralysis, primary hypokalemic periodic paralysis, and related variants.

IMPORTANT SAFETY INFORMATION
In clinical studies, the most common side effects of Keveyis were a burning or pricking sensation, difficulty thinking and paying attention, changes in taste, and confusion. These are not all of the possible side effects you may experience with Keveyis. Talk to your doctor if you have any symptoms that bother you or do not go away.

Keveyis is not for everyone. Do not take Keveyis if you:
●	Are on a high-dose aspirin regimen
●	Are allergic to sulfa-based drugs
●	Have liver, kidney, or certain lung conditions
●	Are pregnant, planning to become pregnant, or nursing
●	Are under 18 years old

Taking Keveyis may cause a drop in the amount of potassium (an electrolyte) in your body, which can lead to heart problems. Ask your doctor if you need to eat foods that contain high amounts of potassium while taking Keveyis.

Your body may produce too much acid or may not be able to remove enough acid from body fluids while taking Keveyis. Your doctor will run tests on a regular basis to check for signs of acid buildup and may reduce your dose or stop your treatment with Keveyis.

Keveyis may also increase the risk of falls, especially in elderly patients and patients taking high doses of Keveyis. Use caution when driving, operating machinery, or performing any other hazardous activities while taking Keveyis, as this medication may cause drowsiness.

Tell your doctor if you experience worsening of your periodic paralysis symptoms.

For additional Keveyis important safety information, please see full prescribing information at
www.keveyis.com.

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company's website at www.taro.com.

SAFE HARBOR STATEMENT
Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained, including without limitation statements in this press release regarding the commercializing and market acceptance of Keveyis, the expected April 2017 launch date of Keveyis, the achievement of certain Keveyis sales unit milestones, statements regarding Strongbridge's commitments and plans, and delays or prevention caused by governmental regulation of pharmaceutical products.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  December 23, 2016
TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Subramanian Kalyanasundaram
Name: Subramanian Kalyanasundaram
Title: Chief Executive Officer and Director